April 4, 2025

Securities & Exchange Commission

Division of Investment Management

100 F Street NE

Washington, DC 20549

Re:	Request for Withdrawal of Form 40-APP filed by the entities listed in Appendix A (the “Registrants”); SEC Accession No. 0001104659-25-032140

Ladies and Gentlemen:

The Registrants each filed a Form 40-APP for the purpose of requesting an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “1940 Act”), granting exemptions from Sections 18(a)(2), 18(c), 18(i) and 61(a) of the 1940 Act, to permit certain of the Registrants to offer investors multiple classes of shares, interests or units, as the case may be, with varying sales loads and asset-based service and/or distribution fees.

The Form 40-APP was filed and accepted on April 4, 2025 and mistakenly included Monroe Capital Corporation as a filing entity, as presented in Appendix A, despite the fact that Monroe Capital Corporation is not listed as an applicant in the Form 40-APP itself. Accordingly, we request that the Form 40-APP with SEC Accession No. 0001104659-25-032140 be withdrawn as it applies to each entity.

It is our understanding that this application for withdrawal will be deemed granted as of the date that it is filed with the Commission.

If you have any additional questions, or need additional information, please contact Clay Douglas at 202-261-3326.

Sincerely,

/s/ Theodore L. Koenig
Theodore L. Koenig

Copy to:	Clay Douglas, Esq.
Paul Stevens, Esq.

Appendix A

Entity	Filing Number
Monroe Capital Corporation	812-15746

Monroe Capital BDC Advisors, LLC	812-15746-03

Monroe Capital Income Plus Corporation	812-15746-02

Monroe Capital Enhanced Corporate Lending Fund	812-15746-01